UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42020

MAREX GROUP LIMITED

(Translation of registrant’s name into English)

Crawford House

50 Cedar Avenue

Hamilton, HM 11

Bermuda

+1 441-295-6500

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INCORPORATION BY REFERENCE

The information in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-286884 and 333-289203) and Registration Statements on Form S-8 (Registration No. 333-278953 and 333-298462) (including any prospectuses forming a part of such registration statements), hereby amending them, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

Departure of Director; Chair of the Group Board

On October 6, 2026, Robert Pickering gave notice that he is stepping down from the Board of Marex Group Limited (the “Company”) having completed his appointed three-year term as Chair.

The Board of the Company has appointed John Pietrowicz as the new Chair of the Board. Mr Pietrowicz is an existing member of the Board, having joined in April 2024, and is also the Chair of the Company’s Mergers and Acquisitions Committee. Mr Pickering will provide Mr Pietrowicz with assistance to ensure a smooth transition into his new role.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Marex Group Limited

By:	/s/ Robert Irvin
Name:	Robert Irvin
Title:	Chief Financial Officer

Dated: October 7, 2026